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[KPMG PEAT MARWICK LLP LETTERHEAD]                                    EXHIBIT 23




The Board of Directors
Duke Realty Investments, Inc.:



We consent to incorporation by reference in the registration statement (No. 33-54997) on Form S-3, and the registration statement (No. 33-55727) on Form S-8, of Duke Realty Investments, Inc. and subsidiaries of our report dated
January 25, 1995, relating to the consolidated balance sheets of Duke Realty Investments, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1994, and the related financial statement schedule, which report appears in the December 31, 1994 annual report on Form 10-K of Duke Realty Investments, Inc.




KPMG Peat Marwick LLP
Indianapolis, Indiana
April 27, 1995